Wuhan General Group (China), Inc.
Canglongdao Science Park of
Wuhan East Lake Hi-Tech Development Zone
Wuhan, Hubei 430200
People’s Republic of China

March 31, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C.  20549
Attn:  Ernest Greene

RE:
Wuhan General Group (China), Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Forms 10-Q for Fiscal Quarters Ended March 31, 2009, June 30, 2009
and September 30, 2009
Definitive Proxy Statement on Schedule 14A filed April 30, 2009
File No. 1-34125

Dear Mr. Greene:

Wuhan General Group (China), Inc. (the “Company”) hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Wuhan General Group (China), Inc.

By:	/s/ Philip Lo
Name: Philip Lo
Title: Chief Financial Officer